UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
 THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2017

Commission File Number 001-35401

CEMENTOS PACASMAYO S.A.A.
(Exact name of registrant as specified in its charter)

PACASMAYO CEMENT CORPORATION
 (Translation of registrant’s name into English)

Republic of Peru
 (Jurisdiction of incorporation or organization)

Calle La Colonia 150, Urbanización El Vivero
Surco, Lima
Peru
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ____X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

PACASMAYO Third Quarter 2017 Earnings Release For more information please visit www.cementospacasmayo.com.pe/investors or contact: In New York: Barbara Cano MBS Value Partners Tel: (646) 452-2334 E‐mail: barbara.cano@mbsvalue.com In Lima: Manuel Ferreyros, CFO
Claudia Bustamante,Head of Investor Relations Cementos Pacasmayo Tel: (511) 317‐6000 ext. 2165 E‐mail: cbustamante@cpsaa.com.pe

Cementos Pacasmayo S.A.A. Announces Consolidated
Results for Third Quarter 2017

Lima, Peru, October 26, 2017 – Cementos Pacasmayo S.A.A. and subsidiaries (NYSE: CPAC; BVL: CPACASC1) (“the Company” or “Cementos Pacasmayo”) a leading cement company serving the Peruvian construction industry, today announced its consolidated results for the third quarter (“3Q17”) and nine months (“9M17”) ended September 30, 2017. These results have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and are stated in nominal Peruvian Soles (S/).

Financial and Operational Highlights:

3Q17 Highlights
(All comparisons are to 3Q16 unless otherwise stated)

•
Sales volume of cement, concrete and blocks increased 4.8%, primarily due to increased sales volume to the self-construction segment and a pick up in public sector spending mainly for repairs, towards the end of the quarter. Peru was affected by Coastal El Niño that resulted in significant losses. Official reconstruction spending from the government has not yet started so there is still space for significant growth in the next quarters.

•	Revenues increased 6.7%, primarily due to the increase in volume described above as well as an increase in price.
•	Gross margin of 40.1%; a 2.7 percentage point decrease mainly due to higher raw materials costs after damage from Coastal El Niño.
•	Consolidated EBITDA increased 38.9% as compared to 2Q17, to 107.2 MM. Cement EBITDA margin increased to 32.2%, from 27.6% in 2Q17.
•
Net income of Continuing Operations of S/38.6 million; a 15.7% decrease mainly due to lower operating profit resulting from increased costs of some raw materials, as well as continued expenses related to transporting raw material via an alternate route as well as to exchange rate-related gain in 3Q16.

9M17 Highlights
(All comparisons are to 9M16, unless otherwise stated)

•	Sales volume of cement, concrete and blocks decreased 3.5% primarily due to a sharp decline in sales volume in the first four months of the year associated with Coastal El Niño.
•	Revenues decreased 2.8%.
•	Gross margin of 39.8%, 1 percentage point lower than 9M16.
•
Consolidated EBITDA of S/266.9 million, a 7.7% decrease, mainly due to Coastal El Niño related damages. Cement EBITDA margin of 30.0%, a 1.5 percentage point decrease resulting from lower operating profit.

•
Net income of Continuing Operations of S/82.3 million, a 24.6% decrease resulting from lower sales and lower operating margin during the first four months of the year, as well as higher expenses due to damage from Coastal El Niño.

	Financial and Operating Results
	3Q17	3Q16	% Var.	9M17	9M16	% Var.

Financial and Operating Results
Cement, concrete and blocks shipments (MT)	599.7	572.0	4.8%	1,646.1	1,706.0	-3.5%

In millions of S/.
Sales of goods	334.7	313.7	6.7%	897.7	923.4	-2.8%
Gross profit	134.3	134.2	0.1%	357.4	376.5	-5.1%
Operating profit	75.3	78.5	-4.1%	174.3	211.0	-17.4%
Net income of continuing operations /1	38.6	45.8	-15.7%	82.3	109.2	-24.6%
Net income	38.6	43.3	-10.9%	81.5	102.4	-20.4%
Consolidated EBITDA	107.2	107.1	0.1%	266.9	289.2	-7.7%
Cement EBITDA /2	107.9	108.3	-0.4%	269.7	291.3	-7.4%
Gross Margin	40.1%	42.8%	-2.7 pp.	39.8%	40.8%	-1.0 pp.
Operating Margin	22.5%	25.0%	-2.5 pp.	19.4%	22.9%	-3.5 pp.
Net income of continuing operations Margin	11.5%	14.6%	-3.1 pp.	9.2%	11.8%	-2.6 pp.
Net income Margin	11.5%	13.8%	-2.3 pp.	9.1%	11.1%	-2.0 pp.
Consolidated EBITDA Margin	32.0%	34.1%	-2.1 pp.	29.7%	31.3%	-1.6 pp.
Cement EBITDA Margin	32.2%	34.5%	-2.3 pp.	30.0%	31.5%	-1.5 pp.

1/ In accordance with the criteria established in IFRS 5, net income from continuing operations includes Cementos Pacasmayo S.A.A. and its subsidiaries, excluding Fosfatos del Pacifico operations which are included in net income from discontinued operations.
2/ Corresponds to EBITDA excluding the Salmueras Sudamericanas project which is not linked to the cement business and is currently in pre-operating stage and therefore is not generating revenues.

Management Comments

Cementos Pacasmayo’s stronger third quarter results once again demonstrate our operational resilience as one of the industry’s leading cement producers. This quarter reflects our gradual recovery from the impact of Coastal El Niño, which allowed to deliver sequential improvements in EBITDA and sales with a steady upturn in profitability. We continue to benefit from Pacasmayo’s operational efficiencies, state of the art industry technology and optimized costs throughout our organization. Our performance this quarter is also an encouraging initial sign of the improved environment from which we expect to benefit in the quarters ahead. While we’re seeing the positive effects of a normalized situation in Peru, Pacasmayo’s results this quarter do not yet encompass the full benefits related to rebuilding our country’s damaged infrastructure or addressing its considerable infrastructure deficit which predated the disaster.

In September, Peru’s Council of Ministers approved its “Reconstruction with Changes” Plan. According to this plan, the 13 regions negatively impacted by Coastal El Niño will receive reconstruction assistance in the form of post-flood construction contracts totaling almost 26 billion soles, equivalent to US$8 billion dollars, through 2021. Between 70 and 75% of this amount will be directed to northern Peru.  According to Peru’s reconstruction process authority, who has been tasked with ensuring that infrastructure affected by recent floods is rapidly rebuilt, projects costing nearly S/2 billion should start this year followed by works costing just over S/6.5 billion in 2018. These projects will help economic growth that slowed sharply in the wake of this year’s unusual significant rainy season. Due to the urgent need for new roads, bridges, dam, housing and schools, contracts will likely be bundled together and awarded in less time through expedited bidding rounds. Tight deadlines for issuing permits should also keep the projects from facing the usual bureaucratic delays. And in light of Peru’s past challenges, it’s important to note that all contracts will include clauses to hold companies liable for any corruption.

Peruvian President Pedro Pablo Kuczynski also addressed lawmakers and the public in late July on Peru's Independence Day announcing a proposed bill to speed up property transfers and make way for infrastructure projects, renewing his election promise to spur economic expansion. He commented that the above infrastructure projects to reconstruct areas ravaged by Coastal El Niño should generate 150,000 jobs during its peak execution period.  And while the economy continues to improve, inflation, which had also jumped in the wake of the flood, now also seems to be subsiding. We believe the above factors will continue to drive growth for the next four years and beyond to have a considerable positive impact on Cementos Pacasmayo in the future ahead, as the only cement producer in northern Peru.

The outlook therefore remains positive. The demand environment for cement should be stronger on the backs of the major infrastructure projects expected in the years ahead, while the private sector and self-construction markets should also show further growth.  Therefore, we expect to finish the year flat, with mid-single digit growth in 2018 and the possibility to reach double-digit growth over the next three to four years as we look forward to employing our spare capacity to address the important reconstruction demand needed to drive both Peru’s recovery and important infrastructure development.

Economic Overview for 3Q17:

In 3Q17, Peru began to experience some preliminary signs of economic recovery following the effects from Coastal El Niño. According to Apoyo Consultoria, we can now see some recovery in public spending, particularly in the North and East of Peru. Similarly, for the first time since 2014, private investment grew by 4% in 3Q17. Further, it is important to note that the construction sector grew 4.78% in August, the highest rate in 2017, and the INEI (Instituto Nacional de Estadística e Informática), a semi-autonomous Peruvian government agency that compiles and evaluates statistical information, shared projections for September which shows that the sector grew 8.9%; the highest rate in 42 months and further affirmation of this positive trend .

As for the political environment, in September, Peru’s Prime Minister Fernando Zavala, when faced with the possibility of censorship of the Minister of Education Marilú Martens, presented a matter of confidence on behalf of the entire Cabinet. As the result of a no-confidence vote by the opposition-led Congress, Peruvian President Pedro Pablo Kuczynski’s entire Cabinet was forced to resign .

The President therefore appointed a new Cabinet, including new ministers only for Education, Economy, Health, Justice, and Housing, Construction and Sanitation, with Mercedes Aráoz as the new Prime Minister. This change was received favorably by the different political sectors and in public opinion, allowing the President’s popularity to immediately increase by nine percentage points. The Aráoz cabinet finally won the vote of confidence on October 13, with 83 votes in favor and only 17 against, a reflection of a willingness to improve the relationship between the Executive and the Legislative. The country is now expected to experience some political stability, due to both external and internal factors, which should also foster further economic improvement in the months ahead.

In addition, on September 6, the Council of Ministers approved Peru’s “Plan for Reconstruction with Changes”, which includes works for almost S/26 billion (US$ 8 billion). Of this amount, 70-75% corresponds to the Cementos Pacasmayo’s area of influence, representing a significant increase in cement shipments expected in the years ahead.

Multi-annual Investment Programme in roads and bridges (S/ million)
National roads
Bridges
Local roads
3,500
3,000
2,500
2,000
1,500
1,000
500
-
1,197
86
440
671
3,049
279
1,712
1,058
2,708
416
1,299
993
748
281
259
208
2017
2018
2019
2020

Source: Macroconsult

Multi-annual Investment Programme in roads and bridges (S/ million) National roads Bridges Local roads 3,500 3,000 2,500 2,000 1,500 1,000 500 1,197 440 86 671 2017 2017 2019 2020 3,049 279 1,712 1,058 2,708 416 1,299 933 748 281 259 208 SourceL Macroconsult

Peruvian Cement Industry Overview:

Cement demand in Peru is mainly supplied by Cementos Pacasmayo, UNACEM and Cementos Yura. Cementos Pacasmayo primarily supplies the northern region of Peru, while UNACEM supplies the central region and Cementos Yura the southern region.

The northern region of Peru, according to the Instituto Nacional de Estadística e Informática (INEI) and Apoyo Consultoría, represents approximately 23% of the country’s population and 13% of national Gross Domestic Product (“GDP”). Despite the country’s sustained growth over the last 10 years, Peru continues to have a significant housing deficit, estimated at 1.9 million households throughout the country as per the Ministry of Housing, Construction and Sanitation.

In Peru, the majority of cement is sold to a highly fragmented consumer base of individuals that tend to gradually buy bags of cement to build or to improve their homes, a segment the industry refers to as “self-construction”.

Peruvian Cement Market

Shipments by Plant and Market Share

Northern Region (thousands of metric tons)						
					Jul-17	
Plant	2013	2014	2015	2016	LTM	% part
C. Pacasmayo	2,110	2,051	2,022	2,004	1,935	18.2%
C. Selva	240	296	288	281	275	2.6%
Imports	34	40	12	-	38	0.3%
Total	**2,384**	**2,387**	**2,322**	**2,285**	**2,248**	**21.1%**

Central Region (thousands of metric tons)						
					Jul-17	
Plant	2013	2014	2015	2016	LTM	% part
UNACEM	5,612	5,701	5,546	2,170	4,993	46.9%
C. Lima	3,719	3,778	3,667	1,408	3,321	21.4%
C. Andino	1,893	1,923	1,879	762	1,672	11.6%
Caliza Inca	288	383	357	147	343	3.2%
Imports	465	461	507	176	445	4.2%
Total	**6,365**	**6,545**	**6,410**	**2,493**	**5,781**	**54.3%**

Southern Region (thousands of metric tons)						
					Jul-17	
Plant	2013	2014	2015	2016	LTM	% part
Grupo Yura	2,515	2,600	2,480	1,811	2,617	24.6%
Total	**2,515**	**2,600**	**2,480**	**1,811**	**2,617**	**24.6%**

Total, All Regions	**11,264**	**11,532**	**11,212**	**6,589**	**10,646**	**100.0%**

Piura
Selva
Pacasmayo
UNACEM
UNACEM
Caliza Inca
Sur
Yura

Source: INEI

Source: INEI Peruvian Cement Market Shipments by Plant and Market Share Northern Northern Region (thousands of metric tons)Plant20132014% partC. Pacasmayo2,110 2,051 2,022 2,004 1,935 18.2%C. Selva240 296 288 281 275 2.6%Imports34 40 12 - 38 0.3%Total2,384 2,387 2,322 2,285 2,248 21.1%Central Region (thousands of metric tons)Plant20132014% partUNACEM5,612 5,701 5,546 2,170 4,993 46.9%C. Lima3,719 3,778 3,667 1,408 3,321 21.4%C. Andino1,893 1,923 1,879 762 1,672 11.6%Caliza Inca288 383 357 147 343 3.2%Imports465 461 507 176 445 4.2%Total6,365 6,545 6,410 2,493 5,781 54.3%Southern Region (thousands of metric tons)Plant20132014% partGrupo Yura2,515 2,600 2,480 1,811 2,617 24.6%Total2,515 2,600 2,480 1,811 2,617 24.6%Total, All Regions11,264 11,532 11,212 6,589 10,646 100.0%201620162016201520152015Jul-17 LTMJul-17 LTMJul-17 LTM Plura Selva Pacasmayo UNACEM Caliza Inca Yura Sur

Key Infrastructure Projects in the Area of Influence:

Although the anticipated increase in Peru’s infrastructure spending has been delayed, this remains an important growth driver for the country and a necessity due to Peru’s significant infrastructure deficit. Aside from the projects described below, there will also be significant spending for reconstruction works due to Coastal El Niño, based on Peru’s “Reconstruction with Changes” Plan.

Specifically in the northern region of Peru, where Cementos Pacasmayo is the leading provider of cement, the three larger projects in the execution phase are:

•
Talara Refinery – Cementos Pacasmayo has been contracted to provide cement, concrete and piles for this project.  The Company estimates that as of September 30, 2017, approximately 96% of the total cement committed has been shipped. The project recently received more funding and will therefore require additional cement once this new phase is awarded and begins execution. This is estimated to begin in 2H18.

•
Longitudinal de la Sierra Highway – Cementos Pacasmayo has been contracted to provide cement and concrete for this project. As of September 30, 2017, the Company estimates that approximately 64% of the total demand for the project has been shipped.

•
Alto Piura - Cementos Pacasmayo has recently been contracted to provide cement and concrete for this project. As of September 30, 2017, the Company estimates that approximately 6% of the total demand for the project has been shipped.

The Chavimochic project is currently on hold, until the bidding process is again opened for the project’s conclusion.

In addition to these projects, the Company began shipping cement to the Huacrachuco-Sausacocha highway in October and the New City of Olmos project should begin execution in the upcoming months.

Upgrade Talara Refinery US$5,000 MM
Alto Piura US$ 150 MM
Sanchez Cerro Avenue US$ 24 MM
Shahuindo Mine US$ 132 MM
Cañariaco US$ 1,600 MM
San Martín Water Treatment Plant US$ 43 MM
Hydro Plant Veracruz US$ 1,000 MM
Airports (2) US$107 MM
Hydro Plant Cumba 4 US$ 970 MM
Longitudinal De La Sierra Highway US$552 MM
Iquitos Hospital US$58 MM
City of Olmos US$160 MM
Huacrachuco-Sausacocha Highway US$100 MM
Galeno US$ 2,500 MM
Nanay Bridge US$58 MM
Horizonte US$113 MM
Michiquillay US$ 700 MM
In Execution
Public Bid
Planning
Salaverry Terminal Port US$ 215 MM
Chimbote Bypass US$ 286 MM
Chavimochic US$700 MM
Hydro Plant Balsas US$ 1,200 MM

Source: MINEM, Proinversion

Source: MINEM, Proinversion Upgrade Talara Refinery US$5,000 MM Alto Plura US$ 150 MM Sanchez Cerro Avenue US$ 24 MM Shahuindo Mine US$ 132 MM Canariaco US$ 1,600 MM Hydro Plant Veracruz US$ 1,000 MM Hydro Plant Cumba 4 US$ 970 MM Iquitos Hospital US$58 MM Nanay Bridge $58 MM Galeno US$ 2,500 MM Michiquillay US$ 700 MM Hydro Plan Balsas US$ 1,200 MM Chavimochic US$ 700 MM Chimbate Bypass US$ 286 MM Salaverry Terminal Port US$ 215 MM In Execution Public Bid Planning Horizonete US$113 MM Huacrachuco-Sausachocha Highway US$100 MM City of Olmos US$160 MM Longtidunal De La Sierra Highwya US$552 MM Airpots (2) US$107 MM San Martin Water Treatment Plant US$43 MM

Operating Results:

Production:

Cement Production Volume
(thousands of metric tons)

	Production
	3Q17	3Q16	% Var.	9M17	9M16	% Var.
Pacasmayo Plant	282.8	266.3	6.2%	811.1	906.0	-10.5%
Rioja Plant	73.3	69.4	5.6%	210.2	213.0	-1.3%
Piura Plant	251.4	230.5	9.1%	629.8	580.4	8.5%
Total	607.5	566.2	7.3%	1,651.1	1,699.4	-2.8%

Cement production volume at the Pacasmayo plant increased 6.2% in 3Q17 compared to 3Q16 in line with increased sales volume driven by increased demand mainly from self construction. In 9M17, cement production volume decreased 10.5% compared to 9M16, mainly due to decreased demand during the first four months of the year.

Cement production volume at the Rioja Plant increased 5.6% in 3Q17 compared to 3Q16. In 9M17, cement production volume decreased 1.3% compared to 9M16.

Cement production volume at the Piura Plant increased 9.1% in 3Q17 compared to 3Q16, mainly due to increased sales volume in the northern part of Pacasmayo’s market as this area was considerably impacted by Coastal El Niño during the first four months of the year. During the 9M17, production increased 8.5% compared to 9M16, since the plant was still in the ramp up phase in 1Q16.

Total cement production volumes increased 7.3% in 3Q17 compared to 3Q16. In the 9M17 total cement production volumes decreased 2.8% compared to 9M16.

Clinker Production Volume
(thousands of metric tons)

	Production
	3Q17	3Q16	% Var.	9M17	9M16	% Var.
Pacasmayo Plant	93.5	262.5	-64.4%	467.2	663.1	-29.5%
Rioja Plant	48.8	50.6	-3.6%	151.1	156.3	-3.3%
Piura Plant	242.1	243.0	-0.4%	517.6	487.7	6.1%
Total	384.4	556.1	-30.9%	1,135.9	1,307.1	-13.1%

Clinker production volume at the Pacasmayo plant decreased 64.4% in 3Q17 when compared to 3Q16 and 29.5% in 9M17 compared to 9M16, mainly due to planned preventive maintenance (PPM) of the kiln in 3Q17. It is important to note that despite the PPM, no imported clinker was used since we had enough stock of our own clinker.

Clinker production volume at the Rioja plant decreased 3.6% in 3Q17 compared to 3Q16, and 3.3% in 9M17 compared to 9M16, mainly due to inventory consumption, with lower production.

Clinker production volume at the Piura plant decreased 0.4% in 3Q17 compared to 3Q16, mainly due to production for inventory purposes during 3Q16. During 9M17 clinker production volumes increased 6.1% compared to 9M16, since the plant was still in the ramp up process in 1Q16.

Quicklime Production Volume
(thousands of metric tons)

	Production
	3Q17	3Q16	% Var.	9M17	9M16	% Var.
Pacasmayo Plant	54.2	34.5	57.1%	127.5	106.7	19.5%

Quicklime production volume increased 57.1% in 3Q17 compared to 3Q16, mainly due to an increase in sales volumes following the difficulties in shipping due to Coastal El Niño in April, which were compensated this quarter, as well as some production for inventory purposes.  During 9M17 quicklime production volumes increased 19.5%.

Installed Capacity:

Installed Cement and Clinker Capacity

Annual installed cement capacity at the Pacasmayo, Piura and Rioja plants remained stable at 2.9 million MT. 1.6 million MT and 440,000 MT, respectively.

The annual installed clinker capacity at the Pacasmayo, Piura and Rioja plants remained stable at 1.5 million MT, 1.0 million MT and 280,000 MT, respectively.

Utilization Rate1:

Pacasmayo Plant Utilization Rate

	Utilization Rate
	3Q17	3Q16	% Var.	9M17	9M16	% Var.
Cement	39.0%	36.7%	2.3 pp.	37.3%	41.7%	-4.4 pp.
Clinker	24.9%	70.0%	-45.1 pp.	41.5%	58.9%	-17.4 pp.
Quicklime	90.3%	57.5%	32.8 pp.	70.8%	59.3%	11.5 pp.

Cement production utilization rate at the Pacasmayo plant increased 2.3 percentage points in 3Q17 compared to 3Q16, in line with increased demand. In the 9M17, cement production utilization rate decreased 4.4 percentage points compared to 9M16, in line with decreased demand during the fist four months of the year.

Clinker production utilization rate in 3Q17 decreased 45.1 percentage points compared to 3Q16, mainly due to planned preventive maintenance (PPM) of our kiln. During 9M17 utilization rate of clinker production decreased 17.4 percentage points compared to 9M16 in line with decreased cement demand and consumption of inventories.

Additionally, the quicklime production utilization rate increased 32.8 percentage points during 3Q17, compared with 3Q16 and 11.5 percentage points in 9M17 compared to 9M16, mainly due to increased demand and some production for inventory purposes during 3Q17.

1 The utilization rates are calculated by dividing production in a given period over installed capacity. The utilization rate implies annualized production, which is calculated by multiplying real production for each quarter by 4.

Rioja Plant Utilization Rate

	Utilization Rate
	3Q17	3Q16	% Var.	9M17	9M16	% Var.
Cement	66.6%	63.1%	3.5 pp.	63.7%	64.5%	-0.8 pp.
Clinker	69.7%	72.3%	-2.6 pp.	72.0%	74.4%	-2.4 pp.

The cement production utilization rate at the Rioja plant was 66.6% in 3Q17; 3.5 percentage points higher than in 3Q16, mainly due to increased demand.

The clinker production utilization rate at the Rioja plant was 69.7% in 3Q17; 2.6 percentage points lower than 3Q16, due to inventory consumption with lower production. During 9M17 clinker utilization rate was 72%; 2.4 percentage points lower than in the 9M16 and in line with decreased demand during the first four months of the year and the beginning of production at the Piura plant.

Piura Plant Utilization Rate

	Utilization Rate
	3Q17	3Q16	% Var.	9M17	9M16	% Var.
Cement	62.8%	57.6%	5.2 pp.	52.5%	48.4%	4.1 pp.
Clinker	96.9%	97.2%	-0.3 pp.	69.0%	65.0%	4.0 pp.

The cement production utilization rate at the Piura plant was 62.8% in 3Q17; 5.2 percentage points higher than 3Q16 in line with increased demand, particularly in the northern part of our market. In the 9M17 the utilization rate of cement was 52.5%; 4.1 percentage points higher than 9M16 since the plant was still in the ramp up phase in 1Q16.

The clinker production utilization rate at the Piura plant was 96.9% in 3Q17; 0.3 percentage points lower than in 3Q16, mainly due to production for inventory purposes during 3Q16 and particularly high producton during 3Q17 due to a PPM during 2Q17. During the 9M17 Piura’s clinker production utilization rate was 69%; 4 percentage points higher than 9M16 due to increased cement demand during 3Q17, as well as the ramp up process during 1Q16.

Consolidated Utilization Rate

	Utilization Rate
	3Q17	3Q16	% Var.	9M17	9M16	% Var.
Cement	49.6%	45.8%	3.8 pp.	45.0%	45.9%	-0.9 pp.
Clinker	55.3%	80.0%	-24.7 pp.	54.5%	62.7%	-8.2 pp.

The consolidated cement production utilization rate was 49.6% in 3Q17; 3.8 percentage points higher than in 3Q16 due to increased demand. The consolidated cement production utilization rate was 45% in 9M17; 0.9 percentage points lower than 9M16.

The consolidated clinker production utilization rate was 55.3% in 3Q17; 24.7 percentage points lower than in 3Q16 mainly due to a planned preventive maintenance (PPM) of the kiln in Pacasmayo. During the 9M17, the consolidated clinker utilization rate was 54.5%; 8.2 percentage points lower than 9M16, mainly due to decreased cement demand during the first four months of 2017, as well as PPM of the kiln in Pacasmayo during 3Q17.

Financial Results:

Income Statement:

The following table shows a summary of the Consolidated Financial Results:

Consolidated Financial Results
(in millions of Soles S/)

	Income Statement
	3Q17	3Q16	% Var.	9M17	9M16	% Var.
Sales of goods	334.7	313.7	6.7%	897.7	923.4	-2.8%
Gross Profit	134.3	134.2	0.1%	357.4	376.5	-5.1%
Total operating expenses, net	-59.0	-55.7	5.9%	-183.1	-165.5	10.6%
Operating Profit	75.3	78.5	-4.1%	174.3	211.0	-17.4%
Total other expenses, net	-18.6	-14.6	27.4%	-53.3	-54.7	-2.6%
Profit before income tax	56.7	63.9	-11.3%	121.0	156.4	-22.6%
Income tax expense	-18.1	-18.1	0.0%	-38.8	-47.1	-17.6%
Profit from continuing operations	38.6	45.8	-15.7%	82.3	109.2	-24.6%
Profit from discontinued operations	-	-2.4	N/R	-0.8	-6.9	-88.4%
Profit for the period	38.6	43.3	-10.9%	81.5	102.4	-20.4%

Revenues increased 6.7% year-on-year due to a sustained recovery in cement sales volume during 3Q17. Gross profit increased 0.1% in 3Q17 compared to 3Q16. Profit from continuing operations decreased 15.7% in 3Q17 compared to 3Q16 with lower operating profit due to the higher cost of some raw materials, as well as continued expenses related to transporting raw materials via alternate routes and to a gain from exchange rate effects because of a higher position in dollars in 3Q16.

9M17 revenues decreased 2.8% and gross profit decreased 5.1%, year-on-year, mainly due to decreased sales during the first four months of the year. Profit from continuing operations decreased 24.6% in the 9M17 compared to 9M16 mainly due to lower operating profit due to Coastal El Niño related damages.

Sales of Goods:

The following table shows the Sales of Goods and their respective margins by business segment:

Sales: cement, concrete and blocks
(in millions of Soles S/)

	Cement, concrete and blocks
	3Q17	3Q16	% Var.	9M17	9M16	% Var.
Sales of goods	287.3	279.6	2.8%	780.6	823.6	-5.2%
Cost of Sales	-158.6	-148.1	7.1%	-436.6	-459.7	-5.0%
Gross Profit	128.7	131.5	-2.1%	344.0	363.9	-5.5%
Gross Margin	44.8%	47.0%	-2.2 pp.	44.1%	44.2%	-0.1 pp.

Sales of cement, concrete and blocks increased 2.8%, reflecting higher cement sales volume due to an increase in demand. Although gross margin decreased 2.2 percentage points during 3Q17 compared to 3Q16, it still represents a significant improvement from 2Q17. The decrease was mainly due to increased raw materials costs due to damages caused by Coastal El Niño, an increase in the price of coal, as well as decreased sales of concrete which resulted in lower dilution of fixed costs.

During the 9M17 sales of cement, concrete and blocks decreased 5.2% compared to 9M16. However, 9M17 gross margin remained flat compared to 9M16, mainly due to the use of imported clinker during 1Q16.

Sales of cement represented 88.1% of cement, concrete and block sales during 3Q17.

	Cement
	3Q17	3Q16	% Var.	9M17	9M16	% Var.
Sales of goods	253.2	232.1	9.1%	690.5	686.5	0.6%
Cost of Sales	-131.5	-116.3	13.1%	-362.8	-366.7	-1.1%
Gross Profit	121.7	115.8	5.1%	327.7	319.8	2.5%
Gross Margin	48.1%	49.9%	-1.8 pp.	47.5%	46.6%	0.9 pp.

Sales of cement increased 9.1% in 3Q17 compared to 3Q16, mainly due to increased demand in the north of Peru, particularly from the self construction segment, and some public sector demand towards the end of the third quarter. Gross margin decreased 1.8 percentage points in 3Q17 compared to 3Q16 mainly due to increased raw materials costs due to roads damaged by Coastal El Niño, as well as to an increase in the price of coal.

During the 9M17,  sales of cement increased 0.6% compared to 9M16 and gross margin increased 0.9 percentage points.

Sales of concrete represented 10.3% of cement, concrete and block sales during 3Q17.

	Concrete
	3Q17	3Q16	% Var.	9M17	9M16	% Var.
Sales of goods	29.6	42.6	-30.5%	77.4	117.9	-34.4%
Cost of Sales	-23.1	-27.4	-15.7%	-62.1	-77.6	-20.0%
Gross Profit	6.5	15.2	-57.2%	15.3	40.3	-62.0%
Gross Margin	22.0%	35.7%	-13.7 pp.	19.8%	34.2%	-14.4 pp.

Sales of concrete decreased 30.5% during 3Q17 compared to 3Q16, and 34.4% in the 9M17 compared to 9M16, mainly due to decreased infrastructure spending. The Company expects concrete sales to increase significantly in 2018 due to reconstruction project-related demand. Gross margin decreased 13.7 percentage points in 3Q17 compared to 3Q16 and 14.4 percentage points in 9M17 compared to 9M16, mainly due to decreased sales volumes and lower dilution of fixed costs.

Sales of blocks, bricks and pavers represented 1.6% of cement, concrete and block sales during 3Q17.

	Blocks, bricks and pavers
	3Q17	3Q16	% Var.	9M17	9M16	% Var.
Sales of goods	4.6	4.9	-6.1%	12.8	19.2	-33.3%
Cost of Sales	-4.1	-4.4	-6.8%	-11.7	-15.4	-24.0%
Gross Profit	0.5	0.5	-	1.1	3.8	-71.1%
Gross Margin	10.9%	10.2%	0.7 pp.	8.6%	19.8%	-11.2 pp.

During 3Q17 blocks, bricks and pavers sales decreased 6.1% compared to 3Q16 and 33.3% in 9M17 compared to 9M16 mainly due to infrastructure project delays and standstills during the first four months of 2017 resulting from Coastal El Niño. However this result reflects some sequential improvement,  with a 27.8% increase in sales compared to 2Q17. Gross margin increased 0.7 percentage points compared to 3Q16. In the 9M17, gross margin decreased 11.2 percentage points compared to 9M16, mainly due to  infrastructure project delays and standstills due to Coastal El Niño, as well as increased costs due to lower dilution of fixed costs and some Coastal El Niño damage to our precast plants.

Sales: Quicklime
(in millions of Soles S/)

	Quicklime
	3Q17	3Q16	% Var.	9M17	9M16	% Var.
Sales of goods	23.6	19.1	23.6%	64.6	56.1	15.2%
Cost of Sales	-18.9	-16.8	12.5%	-52.7	-44.4	18.7%
Gross Profit	4.7	2.3	N/R	11.9	11.7	1.7%
Gross Margin	19.9%	12.0%	7.9 pp.	18.4%	20.9%	-2.5 pp.

Quicklime sales increased 23.6% and gross margin increased 7.9 percentage points in 3Q17 compared to 3Q16, mainly due to increased sales volume, greater dilution of fixed costs, and increased sales of higher-priced product. During 9M17, quicklime sales increased 15.2%, however, gross margin decreased 2.5 percentage points due to higher costs of raw materials, as well as a slight increase in the price of coal, which were partially offset by higher sales and lower costs in 3Q17.

Sales: Construction Supplies2
(in millions of Soles S/)

	Construction Supplies
	3Q17	3Q16	% Var.	9M17	9M16	% Var.
Sales of goods	22.6	14.3	58.0%	51.4	42.5	20.9%
Cost of Sales	-21.7	-14.2	52.8%	-49.7	-42.0	18.3%
Gross Profit	0.9	0.1	N/R	1.7	0.5	N/R
Gross Margin	4.0%	0.7%	3.3 pp.	3.3%	1.2%	2.1 pp.

During 3Q17, sales of construction supplies increased 58% compared to 3Q16, and 20.9% in 9M16 compared to 9M16, mainly due to spending by the self-construction segment as families are rebuilding their homes after Coastal El Niño.

Gross margin increased 3.3 percentage points in 3Q17 compared to 3Q16 and 2.1 percentage points in 9M17 compared to 9M16.

Operating Expenses:

Administrative Expenses
(in millions of Soles S/)

	Administrative expenses
	3Q17	3Q16	% Var.	9M17	9M16	% Var.
Personnel expenses	25.5	22.2	14.9%	76.0	72.6	4.7%
Third-party services	14.9	14.4	3.5%	44.8	42.4	5.7%
Board of directors compensation	1.6	1.6	-	5.0	4.6	8.7%
Depreciation and amortization	3.3	3.0	10.0%	10.9	9.3	17.2%
Other	2.9	2.5	16.0%	9.1	8.3	9.6%
Total	48.2	43.7	10.3%	145.8	137.2	6.3%

Administrative expenses increased 10.3% in 3Q17 compared to 3Q16 and 6.3% in the 9M17 compared to 9M16, mainly due to an increase in personnel expenses and consulting services.

2 Construction supplies include the following products: steel rebars, wires, nails, corrugated iron, electric conductors, plastic tubes and accessories, among others.

Selling Expenses
(in millions of Soles S/)

	Selling and distribution expenses
	3Q17	3Q16	% Var.	9M17	9M16	% Var.
Personnel expenses	4.3	4.2	2.4%	13.0	12.4	4.8%
Advertising and promotion	3.7	4.4	-15.9%	14.1	11.8	19.5%
Other	1.9	1.5	26.7%	6.3	5.4	16.7%
Total	9.9	10.1	-2.0%	33.4	29.6	12.8%

Selling expenses decreased 2% in 3Q17 compared to 3Q16. During the 9M17, selling expenses increased 12.8% in line with an increase in the advertising and promotion expenses budget to successfully defend the Company’s market share.

EBITDA Reconciliation:
Consolidated EBITDA
(in millions of Soles S/)

	Consolidated EBITDA
	3Q17	3Q16	Var %.	9M17	9M16	Var %.
Net Income	38.6	45.8	-15.7%	82.3	109.2	-24.6%
+ Income tax expense	18.1	18.1	-	38.8	47.1	-17.6%
- Finance income	-0.1	-1.0	-90.0%	-4.1	-1.5	N/R
+ Finance costs	18.6	19.7	-5.6%	55.2	55.4	-0.4%
+/- Net (loss) gain from exchange rate	0.0	-4.1	N/R	2.2	0.8	N/R
+ Depreciation and Amortization	32.0	28.6	11.9%	92.5	78.2	18.3%
Consolidated adjusted EBITDA	107.2	107.1	0.1%	266.9	289.2	-7.7%
EBITDA from FdP y Salsud *	-0.7	-1.2	-41.7%	-2.8	-2.1	33.3%
Cement EBITDA	107.9	108.3	-0.4%	269.7	291.3	-7.4%

*   Corresponds to EBITDA excluding the Salmueras Sudamericanas project which is not linked to the cement business and is currently in pre-operating stages, therefore it is not generating revenues.

3Q17 consolidated EBITDA remained in line with 3Q16. This reflects a 38.9% increase from 2Q17; a significant sequential improvement, primarily due to increased cement demand, as well as the normalization of most costs which had increased due to Coastal El Niño.

During the 9M17, consolidated EBITDA decreased 7.7% to S/266.9 million compared to S/289.2 million in 9M16 primarily due to Coastal El Niño related damages.

Cash and Debt Position:

Cash:

Consolidated Cash
(in millions of Soles S/)

As of September 30, 2017, the Company’s cash position was S/121.8 million (US$37.3 million). This balance includes certificates of deposit in the amount of S/93 million (US$28.5 million), distributed as follows:

Certificates of deposits in Soles
Bank	Amount (S/)	Interest rate	Initial Date	Maturity Date
Banco de Crédito del Perú	S/5	3.50%	September 12, 2017	November 16, 2017
Banco de Crédito del Perú	S/3	3.35%	September 14, 2017	November 16, 2017
Banco de Crédito del Perú	S/30	3.43%	September 14, 2017	November 16, 2017
Banco de Crédito del Perú	S/5	2.95%	September 21, 2017	November 16, 2017
Banco de Crédito del Perú	S/5	2.95%	September 22, 2017	November 16, 2017
Banco de Crédito del Perú	S/22.5	3.00%	September 28, 2017	October 16, 2017
Banco de Crédito del Perú	S/8	3.05%	September 28, 2017	November 16, 2017
Banco de Crédito del Perú	S/3	3.00%	September 29, 2017	October 2, 2017
Banco de Crédito del Perú	S/5	3.05%	September 29, 2017	November 16, 2017
	S/86.5

Certificates of deposits in US Dollars
Bank	Amount (USD)	Interest rate	Initial Date	Maturity Date
Banco de Crédito del Perú	USD 2.0	1.30%	September 21, 2017	November 16, 2017
	USD 2.0

The remaining balance of S/28.8 million (US$8.8 million) is held mainly in the Company’s bank accounts, of which US$2.4 million are denominated in US dollars and the remainder in Soles.

Debt Position:

Consolidated Debt
(in millions of Soles S/)

Below are the contractual obligations with payment deadlines related to the Company’s debt, including interest.

	Payments due by period
	Less than 1 year	1-3 Years	3-5 Years	More than 5 Years	Total
Indebtedness	-	-	-	913.3	913.3
Future interest payments	44.1	88.2	88.2	22.3	242.8
Total	44.1	88.2	88.2	935.6	1,156.1

As of September 30, 2017, the Company’s total outstanding debt reached S/979.5 million (US$300.0 million), which correspond to the international bonds issued in February 2013. These bonds have a coupon rate of 4.50% with a 10-year bullet maturity.

As of September 30, 2017, the Company has entered into cross currency swap hedging agreements in the amount of US$300 million to manage foreign exchange risks related to US dollar-denominated debt. The adjusted debt by hedge is S/913.3 million (US$279.7 million).

Net Adjusted Debt/EBITDA ratio was 2.2x

Capex

Capex
(in millions of Soles S/)

As of September 30, 2017, the Company invested S/47.4 million (US$14.5 million), allocated to the following projects:

Projects	9M17
Pacasmayo Plant Projects	15.3
Concrete and aggregates equipment	20.8
Rioja Plant Projects	1.4
Piura Plant Projects	9.9
Total	47.4

Projects

Salmueras Sudamericanas S.A.

In 2011, the Company signed an agreement with Quimica del Pacifico (Quimpac), a leading Peruvian chemical company, to establish Salmueras Sudamericanas S.A., in which the Company owns 74.9% of the outstanding shares, with Quimpac holding the remaining 25.1%.

The basic engineering study was conducted by K-Utec AG Salt Technologies, a German company with over 50 years of experience in the salt business. The report is currently being evaluated by both partners in order to determine how to move forward based on their respective investment priorities. The environmental impact study was approved in December 2014.

About Cementos Pacasmayo S.A.A.

Cementos Pacasmayo S.A.A. is a cement company, located in the Northern region of Peru. In February 2012, the Company’s shares were listed on The New York Stock Exchange - Euronext under the ticker symbol "CPAC". With more than 59 years of operating history, the Company produces, distributes and sells cement and cement-related materials, such as concrete blocks and ready-mix concrete. Cementos Pacasmayo’s products are primarily used in construction, which has been one of the fastest-growing segments of the Peruvian economy in recent years. The Company also produces and sells quicklime for use in mining operations.

For more information, please visit: http://www.cementospacasmayo.com.pe/investors

Note: The Company presented some figures converted from Soles to U.S. Dollars for comparison purposes. The exchange rate used to convert Soles to U.S. dollars was S/ 3.265 per US$ 1.00, which was the exchange rate, reported as of September 30, 2017 by the Superintendencia de Banca, Seguros y AFP’s (SBS). The information presented in U.S. dollars is for the convenience of the reader only. Certain figures included in this report have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not be arithmetic aggregations of the figures presented in previous quarters.

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, Company performance and financial results. Also, certain reclassifications have been made to make figures comparable for the periods. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the Company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

Interim condensed consolidated statements of financial position
As of September 30, 2017 (unaudited) and December 31, 2016 (audited)

Assets	As of sep-17	As of Dec-16
Current Assets	S/(000)	S/(000)
Cash and term deposits	121,821	80,215
Trade and other receivables	100,922	81,121
Income tax prepayments	37,624	46,546
Inventories	339,897	346,535
Prepayments	16,261	7,909
Total current assets	616,525	562,326

Assets held for distibution	-	338,411

	As of sep-17	As of Dec-16
Non-current assets	S/(000)	S/(000)
Other receivables	23,176	25,120
Prepayments	581	1,222
Available-for-sale financial investments	21,937	657
Other financial instruments	9,836	69,912
Property, plant and equipment	2,222,832	2,273,048
Exploration and evaluation assets	44,848	43,028
Deferred income tax assets	6,888	6,350
Other assets	396	549
Total non-current assets	2,330,494	2,419,886

Total assets	2,947,019	2,982,212

Liabilities and equity	As of sep-17	As of Dec-16
Current liabilities	S/(000)	S/(000)
Trade and other payables	147,281	142,773
Income tax payable	2,580	3,464
Provisions	20,828	31,711
Total current liabilities	170,689	177,948

Liabilities directly related to assets held for distribution		2,704

	As of sep-17	As of Dec-16
Non-current liabilities	S/(000)	S/(000)
Interest-bearing loans and borrowings	971,480	998,148
Other non-current provisions	22,042	22,042
Deferred income tax liabilities	129,654	139,752
Total non-current liabilities	1,123,176	1,159,942

Total liabilities	1,293,865	1,337,890

Equity	As of sep-17	As of Dec-16
	S/(000)	S/(000)
Capital stock	423,868	531,461
Investment shares	40,279	50,503
Treasury shares	-119,005	-108,248
Additional paid-in capital	426,020	545,165
Legal reserve	159,557	188,075
Other reserves	-41,226	-16,602
Retained earnings	751,341	677,086

Equity attributable to equity holders of the parent	1,640,834	1,867,440
Non-controlling interests	12,320	112,589

Total equity	1,653,154	1,980,029

Total liabilities and equity	2,947,019	3,317,919

Interim condensed consolidated statements of profit or loss
For the three and nine-month periods ended September 30, 2017 and 2016 (both unaudited)

	3Q17	3Q16	9M17	9M16
	S/(000)	S/(000)	S/(000)	S/(000)
Sales of goods	334,687	313,674	897,671	923,449
Cost of sales	-200,387	-179,465	-540,258	-546,931
Gross profit	134,300	134,209	357,413	376,518

Operating expenses
Administrative expenses	-48,151	-43,724	-145,760	-137,257
Selling and distribution expenses	-9,923	-10,116	-33,376	-29,674
Other operating income (expenses), net	-971	-1,844	-3,948	1,450
Total operating expenses , net	-59,045	-55,684	-183,084	-165,481

Operating profit	75,255	78,525	174,329	211,037

Other income (expenses)
Finance income	89	903	4,104	1,517
Finance costs	-18,644	-19,661	-55,149	-55,408
Net gain (loss) from exchange difference, net	-46	4,116	-2,243	-780

Total other expenses, net	-18,601	-14,642	-53,288	-54,671

Profit before income tax	56,654	63,883	121,041	156,366

Income tax expense	-18,083	-18,129	-38,761	-47,127

Profit for the period from continuing operations	38,571	45,754	82,280	109,239
Loss for the period from discontinued operations	-	-2,414	-754	-6,854
Profit for the period	38,571	43,340	81,526	102,385

Attributable to:
Equity holders of the parent	38,787	44,512	82,505	105,456
Non-controlling interests	-216	-1,172	-979	-3,071
Net income	38,571	43,340	81,526	102,385

Earnings per share
Basic and diluted for period attributable to equity holders of common shares and investment shares of the parent (S/ per share)	0.09	0.08	0.18	0.19

Interim condensed consolidated statements of changes in equity
For the nine-month periods ended September 30, 2017 and 2016 (both unaudited)

	Attributable to equity holders of the parent
	Capital stock S/(000)	Investment shares S/(000)	Treasury shares S/(000)	Additional paid-in capital S/(000)	Legal reserve S/(000)	Unrealized gain on available-for sale investments S/(000)	Unrealized gain on derivative financial instruments S/(000)	Retained earnings S/(000)	Total S/(000)	Non-controlling interests S/(000)	Total equity S/(000)

Balance as of January 1, 2016	531,461	50,503	-108,248	553,466	176,458	-11	11,660	727,765	1,943,054	103,080	2,046,134
Profit for the period	-	-	-	-	-	-	-	105,456	105,456	-3,071	102,385
Other comprehensive income	-	-	-	-	-	209	-28,770	-	-28,561	-	-28,561
Total comprehensive income	-	-	-	-	-	209	-28,770	105,456	76,895	-3,071	73,824

Appropriation of legal reserve	-	-	-	-	10,546	-	-	-10,546	-	-	-
Contribution of non-controlling interests	-	-	-	-	-	-	-	-	-	4,488	4,488
Dividend distribution	-	-	-	-	-	-	-	-155,236	-155,236	-	-155,236
Other adjustments of non-controlling interests	-	-	-	-8,181	-	-	-	-	-8,181	8,181	-

Balance as of September 30, 2016	531,461	50,503	-108,248	545,285	187,004	198	-17,110	667,439	1,856,532	112,678	1,969,210

Balance as of January 1, 2017	531,461	50,503	-108,248	545,165	188,075	145	-16,747	677,086	1,867,440	112,589	1,980,029
Profit for the period	-	-	-	-	-	-	-	82,505	82,505	-979	81,526
Other comprehensive income	-	-	-	-	-	52	-24,676	-	-24,624	-	-24,624
Total comprehensive income	-	-	-	-	-	52	-24,676	82,505	57,881	-979	56,902

Appropriation of legal reserve	-	-	-	-	8,250	-	-	8,250	-	-	-
Contribution of non-controlling interests	-	-	-	-	-	-	-	-	-	491	491
Purchase of shares in treasury	-	-	-34,216	-	-	-	-	-	-34,216	-	-34,216
Splitting effects of equity	-107,593	-10,224	23,459	-118,569	-36,957	-	-	-	-249,884	-100,357	-350,241
Expired dividends	-	-	-	-	189	-	-	-	189	-	189
Other adjustments of non-controlling interests	-	-	-	-576	-	-	-	-	-576	576	-

Balance as of September 30, 2017	423,868	40,279	-119,005	426,020	159,557	197	-41,423	767,841	1,640,834	12,320	1,653,154

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CEMENTOS PACASMAYO S.A.A.

By: /s/ CARLOS JOSE MOLINELLI MATEO

Name: Carlos Jose Molinelli Mateo

Title: Stock Market Representative

Date: October 26, 2017